Filed pursuant to Rule 424(b)(3)
File No. 333-196210

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 2014)

TEUCRIUM SOYBEAN FUND
9,125,000 Shares

This supplement is to the prospectus (“Prospectus”) of Teucrium Commodity Trust (the “Trust”) dated June 30, 2014, which relates to shares issued by the Teucrium Soybean Fund (the “Fund”), a series of the Trust (the “Fund Shares”). The Fund Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-196210. This prospectus supplement should be read in its entirety and kept together with your prospectus for future reference.

FEE REDUCTION

Effective November 11, 2014, the Sponsor will voluntarily waive fees and/or reimburse the Fund for expenses such that the Fund’s total expense ratio will not exceed 1.99% of the Fund’s daily net assets. Accordingly, the Prospectus is revised as follows.

The section titled “PROSPECTUS SUMMARY – Breakeven Point” is deleted in its entirety and replaced with the following:

The amount of trading income required for the redemption value of a Share at the end of one year to equal the selling price of the Share, assuming a selling price of $24.67 (the NAV per Share as of March 31, 2014), is $0.49 or 1.99% of the selling price. For more information, see “Breakeven Analysis” below.

The section titled “PROSPECTUS SUMMARY – Breakeven Analysis” is deleted in its entirety and replaced with the following:

The breakeven analysis below indicates the approximate dollar returns and percentage returns required for the redemption value of the selling price per Share, assuming a selling price of $24.67 (the NAV per Share as of March 31, 2014), to equal the amount invested twelve months after the investment was made.  This breakeven analysis refers to the redemption of baskets by Authorized Purchasers and is not related to any gains an individual investor would have to achieve in order to break even. The breakeven analysis is an approximation only.

Assumed selling price per Share	$24.67
Sponsor Fee (1.00%)(1)	$0.24
Creation Basket Fee(2)	$0.01
Estimated Brokerage Fees (3)	$0.01
Other Fund Fees and Expenses(4)	$0.73
Interest Income (5)	$(0.01)
Amount of trading income (loss) required for the redemption value at the end of one year to equal the selling price of the Share	$0.98

Fee waiver or expense reimbursement per Share (6)	$0.49
Percentage of selling price per Share (7)	1.99%

(1)           The Fund is obligated to pay the Sponsor a management fee at the annual rate of 1.00% of the Fund’s average daily net assets, payable monthly. The Sponsor can elect to waive the payment of the fee in any amount at its sole discretion, at any time and from time to time, in order to reduce the Fund’s expenses or for any other purpose.

(2)           Authorized Purchasers are required to pay a Creation Basket fee of $250 for each order they place to create one or more baskets.  An order must be at least one basket, which is 25,000 Shares.  This breakeven analysis assumes a hypothetical investment in a single Share so the Creation Basket fee is $.01 (250/25,000).

(3)           The amount is based on actual brokerage fees for the Fund calculated on an annualized basis.

(4)           Other Fund Fees and Expenses are an estimate based on an allocation to the Fund of the total estimated expenses anticipated to be incurred by the Trust on behalf of the Fund and include: Professional fees (primarily legal, auditing and tax-preparation related costs); Custodian and Administrator fees and expenses, Distribution and Marketing fees (primarily fees paid to the Distributor, costs related to regulatory compliance activities and other costs related to the trading activities of the Fund); Business Permits and Licenses; General and Administrative expenses (primarily insurance and printing), and Other Expenses. The per-share cost of these fixed or estimated fees has been calculated assuming that the Fund has $4.3 million in assets, which was the approximate amount of assets as of March 31, 2014. The Sponsor can elect to pay (or waive reimbursement for) certain fees or expenses that would generally be paid by the Fund, although it has no contractual obligation to do so. Any election to pay or waive reimbursement for fees and expenses that would generally be paid by the Fund can be changed at the discretion of the Sponsor.

(5)           The Fund earns interest on funds it deposits with the FCM and the Custodian and it estimates that the interest rate will be 0.07% based on the interest rate on three-month Treasury Bills as of March, 2014. The actual rate may vary and not all assets of the Fund will earn interest.

(6)           This amount is voluntarily waived and/ or reimbursed by the Sponsor. Such waiver or reimbursement may be terminated at any time at the sole discretion of the Sponsor, but not before April 30, 2015. If the waiver and reimbursement is terminated, the amount of trading income required for the redemption value at the end of one year to equal the selling price of a Share would be $0.98 or 3.97% of the selling price.

(7)           This “Percentage of selling price per Share” may not correlate to the ratios of total expenses to average net assets provided in the Fund’s Annual and Interim Reports on Forms 10-K and 10-Q, respectively, as the fee waiver and/or expense reimbursement may not have been in effect for some portion, or the whole, of the applicable reporting period.

The first paragraph of the section titled “PROSPECTUS SUMMARY – The Offering – Fund Expenses” is deleted in its entirety and replaced with the following:

The Fund pays the Sponsor a management fee at an annual rate of 1.00% of the Fund’s average daily net assets. The Fund is also responsible for other ongoing fees, costs and expenses of its operations, including (i) brokerage and other fees and commissions incurred in connection with the trading activities of the Fund; (ii) expenses incurred in connection with registering additional Shares of the Fund or offering Shares of the Fund; (iii) the routine expenses associated with the preparation and, if required, the printing and mailing of monthly, quarterly, annual and other reports required by applicable U.S. federal and state regulatory authorities, Trust meetings and preparing, printing and mailing proxy statements to Shareholders; (iv) the payment of any distributions related to redemption of Shares; (v) payment for routine services of the Trustee, legal counsel and independent accountants; (vi) payment for routine accounting, bookkeeping, custody and transfer agency services, whether performed by an outside service provider or by Affiliates of the Sponsor; (vii) postage and insurance; (viii) costs and expenses associated with investor relations and services; (ix) costs of preparation of all federal, state, local and foreign tax returns and any taxes payable on the income, assets or operations of the Fund; and (x) extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto). The Sponsor bore the costs and expenses related to the initial offer and sale of Shares, including registration fees paid or to be paid to the SEC, the Financial Industry Regulatory Authority ("FINRA") or any other regulatory body or self-regulatory organization (“SRO”). None of the costs and expenses related to the initial offer and sale of Shares, which totaled approximately $450,000 were or are chargeable to the Fund, and the Sponsor did not and may not recover any of these costs and expenses from the Fund. The Fund currently pays fees at an annual rate of approximately 1.99% of its daily net assets, though this amount may change in the future, but not before April 30, 2015. Prior to November 11, 2014, the Fund paid fees at an estimated annual rate of 3.97% of its daily net assets for the twelve-month period ending April 30, 2015. The Sponsor may, in its discretion, pay or reimburse the Fund for, or waive a portion of its management fee to offset, expenses that would otherwise be borne by the Fund.

The section titled “WHAT ARE THE RISK FACTORS INVOLVED WITH AN INVESTMENT IN THE FUND? – The Fund’s Operating Risks – There is a risk that the Fund will not earn gains sufficient to compensate for the fees and expenses that it must pay and as such the Fund may not earn any profit.” is deleted in its entirety and replaced with the following:

There is a risk that the Fund will not earn gains sufficient to compensate for the fees and expenses that it must pay and as such the Fund may not earn any profit. The Fund pays management fees at an annual rate of 1.00% of its average net assets, brokerage charges and various other expenses of its ongoing operations (e.g., fees of the Administrator, Trustee and Distributor), resulting in a total estimated expense ratio of approximately 3.97% of net assets. The Sponsor has agreed to waive and/or reimburse expenses such that the Fund’s total expense ratio will not exceed 1.99% of its net assets for the period from November 11, 2014 to April 30, 2015. These fees and expenses must be paid in all events, regardless of whether the Fund’s activities are profitable. Accordingly, the Fund must realize interest income and/or gains on Soybean Interests sufficient to cover these fees and expenses before it can earn any profit.

The section titled “THE OFFERING – The Fund’s Services Providers – Other Non-Contractual Payments by the Fund” is deleted in its entirety and replaced with the following:

In addition to the contractual fees and expenses paid by the Fund to the Sponsor and other third-party service providers described above, the Fund generally pays for all taxes and other expenses, including licensing fees for the use of intellectual property, registration or other fees paid to the SEC, the Financial Industry Regulatory Authority ("FINRA"), and any other regulatory agency in connection with the offer and sale of subsequent Shares after its initial registration and all legal, accounting, printing and other expenses associated therewith. The Fund also pays its portion of the fees and expenses associated with the Trust's tax accounting and reporting requirements. Certain aggregate expenses common to all funds managed by the Sponsor are allocated to each fund based on activity drivers deemed most appropriate by the Sponsor for such expenses. The Sponsor has elected to pay (or waive reimbursement for) certain fees or expenses that would generally be paid for by the Fund, although it has no contractual obligation to do so and may cease to do so in the future, but not before April 30, 2015. Any election to pay or waive reimbursement for fees that would generally be paid by the Fund, can be changed at the discretion of the Sponsor. All asset-based fees and expenses are calculated on the prior day's net assets.

As a percentage of an assumed selling price of $24.67 (the NAV per Share as of March 31, 2014), the contractual and non-contractual fees and expenses paid by the Fund as described above (exclusive of the Sponsor’s management fee and estimated brokerage fees) are as follows. These are also the “Other Fund Fees and Expenses” included in the section entitled “Breakeven Analysis” in this prospectus on page 8.

Professional Fees[1]	$0.36
Distribution and Marketing Fees[2]	0.24
Custodian Fees and Expenses[3]	0.03
General and Administrative Fees[4]	0.01
Business Permits and Licenses	0.08
Other Expenses	0.01
Total Other Fund Fees and Expenses	$0.73
Fees Waived and/or Reimbursed	$0.49
Other Fund Fees and Expenses
after Waiver and/or Reimbursement	$0.24

(1) Professional fees consist of primarily, but not entirely, legal, auditing and tax-preparation related costs.

(2) Distribution and marketing fees consist of primarily, but not entirely, fees paid to the Distributor (Foreside Fund Services, LLC), costs related to regulatory compliance activities and other costs related to the trading activities of the Fund.

(3) Custodian and Administrator fees consist of fees to the Bank of New York Mellon for Fund accounting, transfer agent and custodian activities.

(4) General and Administrative fees consist of primarily, but not entirely, insurance and printing costs.

Asset-based fees are calculated on a daily basis (accrued at 1/365 of the applicable percentage of NAV on that day) and paid on a monthly basis.  NAV is calculated by taking the current market value of the Fund’s total assets and subtracting any liabilities.

The maximum compensation the Distributor may receive over the expected two year period of this offering is estimated to be $350,000.  The maximum expenses that will be reimbursed to the Distributor over the two year period of this offering is estimated to be $53,000. The maximum expenses that will be reimbursed to Registered Representatives of the Distributor who are also employees or officers of the Sponsor over the expected two year period of the offering is estimated not to exceed $60,000.

RECENT DEVELOPMENTS

On June 30, 2014, KPMG LLP (“KPMG”) acquired certain assets of ROTHSTEIN-KASS, P.A. (d/b/a Rothstein Kass & Company, P.C.) and certain of its affiliates (“Rothstein Kass”), the independent registered public accounting firm for Teucrium Commodity Trust (the “Trust”), the Teucrium Corn Fund, the Teucrium Natural Gas Fund, the Teucrium WTI Crude Oil Fund, the Teucrium Soybean Fund, the Teucrium Sugar Fund, the Teucrium Wheat Fund, and the Teucrium Agricultural Fund (collectively, the “Funds”). As a result of this transaction, on June 30, 2014, Rothstein Kass resigned as the independent registered public accounting firm for the Trust, the Funds and their Sponsor, Teucrium Trading, LLC (the “Company”). The authorized officers (the “Officers”) of the Company approved the engagement of KPMG as the new independent registered public accounting firm for the Company, the Trust and the Funds and on July 29, 2014, KPMG completed its client evaluation procedures and accepted the engagement.

The Officers approved the dismissal of KPMG as the independent registered public accounting firm for the Company, the Trust and the Funds and KPMG was dismissed on October 3, 2014. The engagement of Grant Thornton LLP as the new independent registered public accounting firm for the Company, the Trust and the Funds was approved by the Officers, and Grant Thornton LLP completed its client evaluation procedures and accepted the engagement, replacing KPMG as of October 3, 2014.

Since July 29, 2014, KPMG has not issued a report on any of the financial statements of the Company, the Trust or the Funds. Accordingly, no reports of KPMG on the financial statements of the Trust or the Funds for either of the past two years contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles as no such reports have been prepared.

Between July 29, 2014 and October 3, 2014, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their reports, or reportable events.

The Company provided a copy of the foregoing disclosures to KPMG and requested that KPMG furnish it with a letter addressed to the Securities and Exchange Commission stating whether KPMG agreed with the above statements. A copy of KPMG’s letter, dated October 9, 2014, was filed as Exhibit 16.1 to the Form 8-K which was filed on October 9, 2014.

During the two most recent fiscal years and in the subsequent interim period through October 3, 2014, the Trust and the Funds have not consulted with Grant Thornton with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Trust’s and the Funds’ financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Investing in the Fund involves significant risks. See “What Are the Risk Factors Involved with an Investment in the Fund?” beginning on page 14 of the prospectus. The Fund is not a mutual fund registered under the Investment Company Act of 1940 and is not subject to regulation under such Act.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED IN THIS PROSPECTUS, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this prospectus supplement is November 13, 2014